Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated February 28, 2024

Relating to Preliminary Prospectus Supplement Dated February 27, 2024

Registration Statement No. 333-266720

JANUX THERAPEUTICS, INC.

Common Stock

Pre-funded Warrants to Purchase Shares of Common Stock

This free writing prospectus relates only to the public offering of shares of common stock and pre-funded warrants to purchase shares of common stock by Janux Therapeutics, Inc. and should be read together with the preliminary prospectus supplement dated February 27, 2024 (the “Preliminary Prospectus Supplement”), and the accompanying base prospectus, in each case, including the documents incorporated by reference therein. The information in this free writing prospectus updates and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by Janux Therapeutics, Inc. in this offering. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise by the underwriters of their option to purchase additional shares of common stock and no exercise of the pre-funded warrants included in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying base prospectus, in each case, including the documents incorporated by reference therein. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement and the accompanying base prospectus, in each case, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer	Janux Therapeutics, Inc.
Common stock offered by us	$296,499,531 of shares of our common stock.
Pre-funded warrants offered by us

We are also offering, in lieu of common stock to certain investors that so choose, pre-funded warrants to purchase shares of common stock. The purchase price of each pre-funded warrant will equal the public offering price per share minus $0.001. The exercise price of each pre-funded warrant will equal $0.001 per share. Each pre-funded warrant will be exercisable from the date of issuance until the date the warrant is exercised in full, subject to an ownership limitation. See “Description of Pre-Funded Warrants.” This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of common stock issuable upon the exercise of such pre-funded warrants.

Option to purchase additional shares of common stock

We have granted the underwriters an option for 30 days to purchase up to $44,474,925 of additional shares of our common stock. The number of shares subject to the underwriters’ option equals 15% of the total number of shares of common stock we are offering plus the shares of common stock underlying the pre-funded warrants.

Nasdaq Global Market symbol

“JANX”

Our shares of common stock are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “JANX.” There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on Nasdaq or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited. See “Description of Pre-Funded Warrants.”

RISK FACTORS

If you purchase shares of common stock or pre-funded warrants in this offering, you will experience immediate and substantial dilution.

The offering price per share in this offering exceeds the net tangible book value per share of our common stock outstanding prior to this offering. If you purchase shares of our common stock or pre-funded warrants in this offering, you will incur immediate and substantial dilution in the as adjusted net tangible book value of the shares of common stock or pre-funded warrants you purchase in this offering. The exercise of outstanding stock options and warrants may result in further dilution of your investment.

There is no public market for the pre-funded warrants being offered in this offering. The pre-funded warrants are not listed on any exchange and we do not intend to list the pre-funded warrants on any exchange.

If you purchase pre-funded warrants, you may be unable to sell such warrants at the prices desired or at all. There is no existing trading market for the pre-funded warrants and there can be no assurance that a liquid market will develop or be maintained for the pre-funded warrants, or that you will be able to sell any of the pre-funded warrants at a particular time (if at all). In addition, we do not intend to apply for listing of the pre-funded warrants on Nasdaq or any other securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited. The liquidity of the trading market in the pre-funded warrants and the sale price, if any, for the pre-funded warrants, may be adversely affected by, among other things: (i) changes in the overall market for the pre-funded warrants; (ii) changes in our financial performance or prospects; (iii) changes or perceived changes in our creditworthiness; (iv) the prospects for companies in the industry generally; (v) the number of holders of the pre-funded warrants; and (vi) the interest of securities dealers in making a market for the pre-funded warrants.

We will not receive a significant amount or any additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant is exercisable for $0.001 per share of common stock underlying such warrant, which may be paid by way of a cashless exercise, in which the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we will not receive a significant amount or any additional funds upon the exercise of the pre-funded warrants.

Holders of the pre-funded warrants will have no rights as stockholders until such holders exercise their pre-funded warrants and acquire shares of our common stock.

Until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of common stock underlying such pre-funded warrants. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial owners of our common stock may not be permitted to exercise the pre-funded warrants that they hold.

A holder of the pre-funded warrants will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants and subject to such holder’s rights under the pre-funded warrants to increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such a circumstance, you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $  million, or approximately $  million if the underwriters exercise in full their option to purchase additional shares of common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will receive nominal proceeds, if any, from the exercise of the pre-funded warrants.

We anticipate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, to advance clinical development of our internal product pipeline. The remaining proceeds, if any, will be used for general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as such plans and conditions evolve. Predicting the cost necessary to develop product candidates can be difficult, and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from preclinical studies and clinical trials, any collaborations that we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We may also use a portion of the net proceeds from this offering to in-license, invest in or acquire businesses, assets or technologies that we believe are complementary to our own, although we have no current plans, commitments or agreements with respect to any acquisitions. As of the date of this free writing prospectus, we cannot specify with certainty all of the particular uses of the net proceeds from this offering. Accordingly, we will retain broad discretion over the use of such proceeds. Pending the use of the net proceeds from the sale of securities under this free writing prospectus as described above, we intend to invest the net proceeds in short and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DESCRIPTION OF PRE-FUNDED WARRANTS

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered in this offering. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual warrant agreements to the purchasers. The form of pre-funded warrant will be filed as an exhibit to a Current Report on Form 8-K that we will file with the Securities and Exchange Commission.

Term

The pre-funded warrants will not expire until they are fully exercised.

Exercisability

The pre-funded warrants are exercisable at any time until they are fully exercised. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and payment of the exercise price. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. The holder of the pre-funded warrants may also satisfy its obligation to pay the exercise price through a “cashless exercise,” in which the holder receives the net value of the pre-funded warrant in shares of common stock determined according to the formula set forth in the pre-funded warrant.

Exercise Limitations

We may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of common stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is set forth in accordance with the terms of the pre-funded warrants. However, any holder of a pre-funded warrant may increase or decrease such percentage upon at least 61 days’ prior written notice from the holder to us, provided that such percentage may not be in excess of 19.99%.

Antidilution and Other Adjustments

The exercise price of the pre-funded warrants for shares of common stock to be issued upon the exercise of the pre-funded warrants is $0.001 per share. The exercise price of the pre-funded warrants and the number of shares of common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock, as well as upon any distribution of assets, including cash, stock or other property, to our stockholders.

Transferability

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

We do not intend to list the pre-funded warrants on the Nasdaq Global Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the pre-funded warrants), the holders of the pre-funded warrants will be entitled to receive, upon exercise of the pre-funded warrants, the kind and amount of securities, cash, or other property that such holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the pre-funded warrants.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of shares of our common stock, including any voting rights, until such holder exercises the pre-funded warrant.

UNDERWRITING

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The per share underwriting discounts and commissions for the pre-funded warrants will be equal to the per share underwriting discounts and commissions on the shares of common stock sold in the offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OUR COMMON STOCK AND PRE-FUNDED WARRANTS

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock and pre-funded warrants offered pursuant to this free writing prospectus. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address any U.S. federal non-income tax consequences such as estate or gift tax consequences or any tax consequences arising under any state, local, or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, published rulings, administrative pronouncements of the Internal Revenue Service (“IRS”) and judicial decisions, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to holders who purchase our common stock or pre-funded warrants offered by this free writing prospectus and who hold our common stock or pre-funded warrants as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•

partnerships or other entities or arrangements treated as partnerships, S corporations or other pass- through entities, or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers or dealers in securities;

•	persons who have elected to mark securities to market;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation;

•	persons who hold common stock or pre-funded warrants that constitute “qualified small business stock” under Section 1202 of the Code, or “Section 1244 stock” under Section 1244 of the Code;

•	persons who acquired our common stock or pre-funded warrants in a transaction subject to the gain rollover provisions of the Code (including Section 1045 of the Code);

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock, including, for this purpose, our pre-funded warrants;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons holding our common stock or pre-funded warrants as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock or pre-funded warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock or pre-funded warrants and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of acquiring, owning and disposing of our common stock or pre-funded warrants.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK OR PRE-FUNDED WARRANTS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY U.S. FEDERAL NON-INCOME TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a U.S. holder is any beneficial owner of our common stock or pre-funded warrants that is a “U.S. person” and is not a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A non-U.S. holder is a beneficial owner of our common stock or pre-funded warrants that is not a U.S. person or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

Characterization of the Pre-Funded Warrants for Tax Purposes

Although the characterization of the pre-funded warrants for U.S. federal income tax purposes is not entirely clear, because the exercise price of the pre-funded warrants is a nominal amount, we expect to treat the pre-funded warrants as stock for U.S. federal income tax purposes. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant (other than with respect to cash paid in lieu of a fractional share) and, upon exercise, the holding period of a pre-funded warrant should carry over to the share received. Similarly, the tax basis of the pre-funded warrant should carry over to the share received upon exercise, increased by the exercise price. Except where specifically noted below, the following discussion assumes our pre-funded warrants are treated as our stock. Some portions of the below discussion make reference to potential consequences associated with the acquisition, ownership and disposition of the pre-funded warrants independent of their potential characterization as stock.

Our position with respect to the U.S. federal income tax characterization of pre-funded warrants is not binding on the IRS and the IRS may treat the pre-funded warrants as warrants to acquire our common stock for U.S. federal income tax purposes and, if so, the amount and character of your gain with respect to an investment in our pre-funded warrants could change. You should consult your tax advisor regarding the characterization of pre-funded warrants for U.S. federal income tax purposes, and the consequences to you of an investment in the pre-funded warrants based on your own particular facts and circumstances.

Tax Consequences to U.S. Holders

Distributions on Our Common Stock or Pre-Funded Warrants

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends received by individuals are generally taxed at long-term capital gains rates, provided certain holding period requirements are satisfied. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.

Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock or pre-funded warrants, but not below zero. Any amount distributed in excess of basis will be treated as gain realized on the sale or other disposition of our common stock or pre-funded warrants and will be treated as described under the section titled “Sale or Other Disposition of Our Common Stock or Pre-Funded Warrants” below.

Sale or Other Disposition of Our Common Stock or Pre-Funded Warrants

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our common stock or pre-funded warrants will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the common stock or pre-funded warrants for more than one year. The amount of the gain or loss will equal the difference between such U.S. holder’s tax basis in the common stock or pre-funded warrants disposed of and the amount realized on the disposition. Long-term capital gains recognized by non-corporate U.S. holders will be subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Constructive Dividends on Pre-Funded Warrants

A U.S. holder of a pre-funded warrant may, in some circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or number of shares of common stock issuable upon exercise of the pre-funded warrant. U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments (or the non-occurrence of any adjustments) to the pre-funded warrants.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to distributions (including deemed distributions) on our common stock or pre-funded warrants, and gross proceeds on the sale or other disposition of our common stock and pre-funded warrants, unless the U.S. holder is an exempt recipient (such as certain corporations). Backup withholding (currently at a 24% rate) will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number or certification of exempt status on an IRS Form W-9 (Request for Taxpayer Identification Number and Certification), or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Tax Consequences to Non-U.S. Holders

Distributions on Our Common Stock or Pre-Funded Warrants

As discussed above under “Tax Consequences to U.S. Holders—Distributions on Our Common Stock or Pre-Funded Warrants,” we have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we make cash or other property distributions on our common stock or pre-funded warrants, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the discussions below regarding effectively connected income, backup withholding, and Sections 1471 through 1474 of the Code (“FATCA”), dividends paid to a non-U.S. holder of our common stock or pre-funded warrants generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate form, or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or the applicable withholding agent before the payment of dividends and may need to be updated periodically. In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of the tax treaty, dividends will be treated as paid to the entity or to those holding an interest in the entity. If the non-U.S. holder holds the common stock or pre-funded warrants through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the applicable withholding agent, either directly or through other intermediaries. Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock or pre-funded warrants in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock or pre-funded warrants are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment or fixed base in the United States), the non-U.S. holder will generally be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock or pre-funded warrants generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock or Pre-Funded Warrants

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock or pre-funded warrants, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock or pre-funded warrants constitute a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock or pre-funded warrants, and our common stock or pre-funded warrants are not regularly traded on an established securities market as defined by applicable Treasury Regulations.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We do not believe that we are, or have been, and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (unless an applicable income tax treaty provides for different treatment) on gain realized upon the sale or other taxable disposition of our common stock or pre-funded warrants, but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Constructive Dividends on Pre-Funded Warrants

A non-U.S. holder of pre-funded warrants can be treated as receiving deemed payment of a taxable dividend under certain circumstances as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or number of shares of common stock issuable upon exercise of the pre-funded warrant. Any resulting withholding tax attributable to deemed dividends may be collected from other amounts payable or distributable to the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments (or the non-occurrence of any adjustments) to the pre-funded warrants.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions (including deemed distributions) on our common stock or pre-funded warrants paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required (because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty) and regardless of whether such distributions constitute dividends. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock or pre-funded warrants provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA applies to dividends (including deemed dividends) paid on our common stock or pre-funded warrants and, subject to the proposed Treasury Regulations described below, also applies to gross proceeds from sales or other dispositions of our common stock or pre-funded warrants. The U.S. Treasury Department has released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock or pre-funded warrants. In its preamble to such proposed Treasury Regulations, the U.S. Treasury Department stated that taxpayers (including applicable withholding agents) may generally rely on the proposed Treasury Regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock or pre-funded warrants.

GENERAL

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our shares of our common stock will be applicable to the shares of common stock underlying the pre-funded warrants upon issuance.

We filed a registration statement (including a preliminary prospectus supplement dated February 27, 2024 and the accompanying base prospectus) with the Securities and Exchange Commission for the offering to which this communication relates, which registration statement was declared effective on September 19, 2022. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents we have filed with the Securities and Exchange Commission for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, copies may be obtained by contacting: BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; Cowen and Company, LLC, 599 Lexington Avenue, New York, NY 10022, by email at Prospectus_ECM@cowen.com or by telephone at (833) 297-2926; Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, NY 10022, or by email at prospectus@cantor.com; or William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, Illinois 60606, by telephone at (800) 621-0687 or by email at prospectus@williamblair.com.